Mail Stop 3561

February 25, 2008

By U.S. Mail and facsimile to (317) 808-6794

Mark C. Kanaly
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

      Re: Duke Realty Corp.
             Definitive 14A
             Filed March 15, 2007
             File No. 1-09044

Dear Mr. Kanaly:

We have reviewed your December 21, 2007 response to our comments of December 3, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

Sincerely,

Pam Howell
Special Counsel